SCA DEVELOPMENT, LLC
(A wholly owned subsidiary of SC Affiliates, LLC)

SCHEDULE I - COMPUTATION OF NET CAPITAL UNDER RULE 15c3-1
OF THE SECURITIES AND EXCHANGE COMMISSION

December 31, 2016

Computation of net capital

Total member's equity qualified for net capital	$	553,021
Deductions for non-allowable assets:		
Prepaid expenses		11,193
Receivable from SC Affiliates, LLC		260,000
Total deductions and/or charges		271,193
Net capital	$	281,828
Computation of basic net capital requirement:		
Minimum net capital required (6 2/3 % of aggregate indebtedness)	$	16,862
Minimum dollar net capital requirement	$	5,000
Minimum net capital required	$	16,862
Excess net capital	$	264,966
Excess net capital at 1,000% (net capital less greater of 10% of	$	256,535
aggregate indebtedness or 120% of minimum net capital		
Total aggregate indebtedness	$	252,933
Ratio of aggregate indebtedness to net capital		0.90 to 1